EXHIBIT 99.1

Seabridge Discovers New Gold Zones at Courageous Lake

Olsen Target returns a 40.4 m intercept of 3.04 g/T Gold

TORONTO, May 09, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that winter drilling at its 100%-owned Courageous Lake Project has successfully identified two new gold zones, Olsen and Marsh Pond, with widths and grades suggesting they could make a contribution to project resources similar to the Walsh Lake Deposit discovered by Seabridge in 2012.  This year’s drill program also found two other target zones that, with additional work, could potentially contribute to the resource base at the Courageous Lake Project. Three targets did not return positive results.

Walsh Lake has a near surface inferred resource of 482,000 ounces of gold (4.6 million tonnes grading 3.24 g/T). Metallurgical testing has demonstrated that the material is free-milling with cyanide recoveries as high as 95%.

The 2018 winter drill program at Courageous Lake was designed as an initial drill test of seven targets reporting historical gold occurrences to determine which ones had sufficient grade, strike and width within 200 meters of surface to potentially replicate the Walsh Lake Deposit (see map).  All the targets accompany deformation zones within a well-defined stratigraphic package near the contact between metamorphosed volcanic rocks and clastic metasedimentary rocks and each produced a consistent geophysical response. Seabridge has now tested the favourable stratigraphy over a distance of 7.5 kilometers but it can be traced for more than 53kilometers through the entire Seabridge claim block.

Rudi Fronk, Chairman and CEO of Seabridge, commented: “We see the potential for a more economic Courageous Lake Project at current gold prices by mining higher-grade, free-milling satellite deposits like Walsh Lake as well as the refractory reserves in the much larger FAT deposit. We are therefore very pleased with the results from this year’s drilling because we now have two more attractive targets for follow-up work as well as some potentially significant new target ideas we need to evaluate. Our next step is to develop a conceptual design for a greater Courageous Lake operation that could exploit the satellite deposits early in the project life.”

Assay results from the four most prospective targets are as follow:

Target Area	Drill Hole	Total Length (meters)	From (meters)	To (meters)	Intercept (meters)	Gold Grade (g/T)
Marsh Pond	CL-284	201.0	105.0	119.0	14.0	3.08
Marsh Pond	CL-285	198.0	75.5	99.5	24.0	2.13
		including	90.5	99.5	9.0	5.02
			147.3	151.8	4.5	2.41
Marsh Pond	CL-287	210.0	126.1	144.0	17.9	1.72
		including	126.1	133.5	7.4	3.17
Olsen	CL-286	330.0	43.8	84.2	40.4	3.04
		including	57.0	84.2	27.2	4.14
Olsen	CL-288	279.0	156.5	170.8	14.3	0.93
North Bulldog	CL-275	201.0	100.0	119.1	19.1	1.40
		including	57.0	119.1	5.0	4.71
North Bulldog	CL-276	252.0	171.5	185.0	13.5	0.62
			201.5	215.0	13.5	0.60
North Bulldog	CL-277	201.0	134.0	145.0	11.0	1.17
North Bulldog	CL-278	278.0	165.0	177.0	12.0	0.47
North Bulldog	CL-280	402.0	No significant intervals
North Bulldog	CL-283	398.0	No significant intervals
Perrson	CL-289	147.0	8.9	12.5	3.7	2.88
			75.0	78.0	3.0	7.44
Perrson	CL-291A	206.0	78.0	87.0	9.0	2.59
Perrson	CL-293	159.0	39.7	43.5	3.9	2.66
Perrson	CL-295	198.0	No significant intervals
Perrson	CL-296	177.0	93.0	96.0	3.0	1.70

This drill program orientated holes to intersect the targets perpendicular to the strike of the zones, to obtain a true width intersection of the target feature.  It is believed that these intervals represent the true width of the target zones, but additional drilling is required to confirm the zone widths.

Both the Marsh Pond and Olsen targets returned results that meet the program’s goals of identifying gold-bearing zones with characteristics similar to the Walsh Lake discovery.  These two target zones appear to duplicate the upper and lower stratigraphic intervals found at Walsh Lake. Drill testing is required to determine if these zones could be connected to form a single, larger occurrence.

The Marsh Pond target is recognized over a strike distance of about 400 meters with gold concentrated in a broad zone of silicic alteration, quartz veining and sulfide mineralization.  Intercalated within the sedimentary rocks in the Marsh Pond target are narrow felsic volcanic units.  These units show more intense silica alteration, sulfide mineralization and consistently higher gold grades.

Thus far, the target at Olsen shows roughly 400 meters of strike, represented by a broad zone of silica alteration in fine grained metasedimentary rocks.  Deformation in this target is broader than expected and accompanied by intense sericite alteration with intervals of abundant quartz veining.

North Bulldog was originally thought to be two parallel geophysical anomalies which were targeted separately in this drill program. These anomalies have now been consolidated into a single target zone just over 1,000 meters in strike length. The North Bulldog area returned numerous intervals with grades below our requirements.  A broad deformation zone at the contact of sedimentary rocks and mafic volcanic rocks contains localized quartz veining and silica-sericite alteration.  In addition, intervals of silica alteration and quartz veining were discovered above the deformed contact in fine grained sedimentary rock.  The size of this target and an abundance of gold in these holes warrant more effort to refine a target that could meet grade requirements.

Perrson is a gold-bearing vein in an isolated surface exposure within a historic prospect pit.  Expectations were for this to be a discreet occurrence along the target stratigraphic contact.  The wide vein and structural off-sets provide evidence that this target could be the southern terminus of the Walsh Lake deposit.  Additional work is required to establish this connection but this target remains a priority as it could significantly expand the limits of the Walsh Lake deposit.

The Courageous Lake Project covers almost all of the 53 km long Mathews Lake Greenstone Belt (MLGB) which hosts Seabridge's Felsic-Ash-Tuff (FAT) deposit. A July 2012 Pre-feasibility Study estimated that the FAT Deposit contains 6.46 million ounces of proven and probable gold reserves over approximately 2.5 kilometers of strike length as follows:

Courageous Lake Mineral Reserves

Reserve Category	Tonnes (000’s)	Diluted Grade (g/T)	Contained Gold (000’s Ounces)
Proven	12,300	2.41	960
Probable	78,800	2.17	5,500
Total	91,100	2.20	6,460

Exploration activities by Seabridge at the Courageous Lake Project were conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.  A rigorous quality control/quality assurance protocol was employed in this drill program, including blank and certified reference standard inserted by the Company at the rate of not less than one of each type of sample in every assay batch processed by the laboratory.  Repeats and re-splits of the sample rejects were analyzed at a rate of not less than one sample in every 25.  Samples were assayed at an ISO certified laboratory in Vancouver, B. C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.  Intervals that returned greater than 10g/T Au were re-assayed using gravimetric finishes.  Intervals with very high gold grades and surrounding intervals were also analysed using metallic screen fire assay techniques; this method was completed on 2.5% of the analyses.  Cross-check analyses were conducted at a second external laboratory on 10% of the samples.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers, accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential of any of the gold zones and target zones to contribute to Project resources; (ii) the estimated amount and grade of mineral reserves and estimates underlying the reserve determination, including estimates of resources, the capital costs of constructing mine facilities and bringing a mine into production, the amount of future production and estimates of operating costs, net cash flow and economic returns from an operating mine; (iii) the potential to improve Project economics by mining higher-grade, free-milling satellite deposits like Walsh Lake; (iv) the new target zones appearing to duplicate the upper and lower stratigraphic intervals found at Walsh Lake; and (v) the possibility that the Perrson target could be the southern terminus of the Walsh Lake deposit. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at observed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups; and (xv) continuity of observed mineralization and its association with other geological structures. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the mineralized material identified, in particular mineral reserves or mineral resources, from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted Treaty and First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   Fax: (416) 367-2711
Email:  info@seabridgegold.net

Olsen
Marsh Pond
North Bulldog
Walsh Lake
Inferred resource of 482,000 oz Au
Perrson
7,105,000
7,105,000
7,100,000
490
490,000
Legend
Targets for follow up
Targets that did not meet Seabridge's follow up criteria
Surface projection of Walsh Lake Resource
Late Dykes
Syn-Deformation Granite
Sedimentary Rock
Mafic Volcanic Rock
0
1,000
meters
Map projection: UTM NAD83 zone 12
SEABRIDGE GOLD